April 16, 2019

Masateru Higashida
Chief Executive Officer
NuZee, Inc.
2865 Scott St., Suite 107
Vista, CA 92081

       Re: NuZee, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed February 11, 2019
           Form 10-Q for the Fiscal Quarter Ended December 31, 2018 Filed March 29, 2019
           File No. 0-55157

Dear Mr. Higashida:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Exhibits, Financial Statement Schedules, page 35

1.     Please amend your most recent Form 10-K and Form 10-Q to provide the
Exhibit 32
       Section 1350 Certifications required by Item 601(b)(32) of Regulation
S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Masateru Higashida
NuZee, Inc.
April 16, 2019
Page 2

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Lisa Sellars,
Staff Accountant, at (202) 551-3348 with any questions.



FirstName LastNameMasateru Higashida                     Sincerely,
Comapany NameNuZee, Inc.
                                                         Division of
Corporation Finance
April 16, 2019 Page 2                                    Office of Consumer
Products
FirstName LastName